AA 3-7-2005

SECURITIES AND EXCHANGE COMMISSION

05036803

RECEIVED FEB 2 5 2005 SEC MAIL PROCESSING SECTION WASH, D.C. 213

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SEC FILE NUMBER
8- 38747

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
KOBREN INSIGHT BROKERAGE, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

20 WILLIAM STREET
(No. and Street)

WELLESLEY HILLS	MA	02481
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ERIC M. KOBREN (617) 369-2200
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GOLDBERG, HARDER, ADELSTEIN & CO., P.C.
(Name – *if individual, state last, first, middle name*)

132 LINCOLN STREET	BOSTON	MA	02111
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED MAR 15 2005 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ERIC M. KOBREN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of KOBREN INSIGHT BROKERAGE, INC., as of DECEMBER 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KEVIN C. KIERNAN
Notary Public
Commonwealth of Massachusetts
My Commission Expires May 10, 2007

Kevin C. Kiernan
Notary Public

Eric M Kobren
Signature

President
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SEC MAIL PROCESSING
RECEIVED
FEB 25 2005
WASH, D.C. 213 SECTION

KOBREN INSIGHT BROKERAGE, INC.

FINANCIAL STATEMENTS AT

DECEMBER 31, 2004 AND 2003

INDEPENDENT AUDITOR'S REPORT

To the Directors of
Kobren Insight Brokerage, Inc.

We have audited the accompanying balance sheets of Kobren Insight Brokerage, Inc. as of December 31, 2004 and 2003, and the related statements of operations and deficit, stockholder's equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Kobren Insight Brokerage, Inc. as of December 31, 2004 and 2003, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The computations of net capital and the reconciliation between focus report and audited computation of net capital is presented for the purpose of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Goldberg, Harder, Adelstein & Co., P.C.

Certified Public Accountants

January 20, 2005

KOBREN INSIGHT BROKERAGE, INC.
BALANCE SHEETS AT DECEMBER 31, 2004 AND 2003

	2004	2003
ASSETS		
CURRENT ASSETS:		
Cash	31,335	25,167
Accounts receivable	17,362	15,499
TOTAL CURRENT ASSETS	48,697	40,666
LIABILITIES AND STOCKHOLDER'S EQUITY		
CURRENT LIABILITIES:		
Due to affiliate	17,362	15,499
	17,362	15,499
STOCKHOLDER'S EQUITY:		
Common stock, no par value, authorized 15,000 shares; issued and outstanding 1,000 shares	100	100
Additional paid-in capital	60,900	50,900
Deficit	(29,665)	(25,833)
	31,335	25,167
	48,697	40,666

See accompanying notes

KOBREN INSIGHT BROKERAGE, INC.
STATEMENTS OF OPERATIONS AND DEFICIT
FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

	2004	2003
OPERATING INCOME:		
Other revenues	159,428	123,645
OPERATING EXPENSES:		
Legal and accounting	2,100	2,100
Marketing expense	158,768	123,081
Regulatory fees and expenses	1,811	1,418
Taxes	581	581
	163,260	127,180
NET LOSS	(3,832)	(3,535)
DEFICIT, BEGINNING OF YEAR	(25,833)	(22,298)
DEFICIT, END OF YEAR	(29,665)	(25,833)

See accompanying notes

KOBREN INSIGHT BROKERAGE, INC.
STATEMENT OF STOCKHOLDER'S EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

	Common Stock Shares	Common Stock Par Value	Additional Paid in Capital	Accumulated Deficit	Total Stockholder's Equity
Balance, December 31, 2002	1,000	100	50,900	(22,298)	28,702
Net loss				(3,535)	(3,535)
Balance, December 31, 2003	1,000	100	50,900	(25,833)	25,167
Additional paid-in capital			10,000		10,000
Net loss				(3,832)	(3,832)
Balance, December 31, 2004	1,000	100	60,900	(29,665)	31,335

See accompanying notes

KOBREN INSIGHT BROKERAGE, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

	2004	2003
OPERATING ACTIVITIES:		
Net loss	(3,832)	(3,535)
Increase (decrease) in cash resulting from changes in:		
Accounts receivable	(1,863)	(3,541)
Due to affiliate	1,863	(8,501)
NET CASH FOR OPERATING ACTIVITIES	(3,832)	(15,577)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Proceeds from additional paid in capital	10,000	
NET CASH FROM FINANCING ACTIVITIES	10,000	
INCREASE (DECREASE) IN CASH	6,168	(15,577)
CASH, BEGINNING OF YEAR	25,167	40,744
CASH, END OF YEAR	31,335	25,167

See accompanying notes

KOBREN INSIGHT BROKERAGE, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2004 AND 2003

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Kobren Insight Brokerage, Inc. was established June 23, 1987, under the laws of the Commonwealth of Massachusetts. The Company provides brokerage services in Massachusetts.

Revenue recognition - Revenue is recognized as reimbursable costs are incurred or as services are performed.

Use of estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income taxes - The Company has elected to have its income taxed directly to its shareholders in accordance with the S Corporation provisions of the Internal Revenue Code. Therefore, there is no provision for federal income taxes.

SUPPLEMENTAL FINANCIAL INFORMATION

KOBREN INSIGHT BROKERAGE, INC.
COMPUTATIONS OF NET CAPITAL
FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

	2004	2003
Total Assets	48,697	40,666
Less Liabilities	17,362	15,499
Net Worth	31,335	25,167
Less Unallowable Assets	0	0
Net Capital	31,335	25,167

Per SEC Minimum Net Capital Rule 15c3-1(a)(2)(vi), Kobren Insight Brokerage, Inc. is a limited broker/dealer restricted to doing business in mutual funds and variable contracts only.

No material inadequacies have been found to exist during this audit.

KOBREN INSIGHT BROKERAGE, INC.
RECONCILIATION BETWEEN FOCUS REPORT AND AUDITED COMPUTATION OF NET CAPITAL
FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

	2004	2003
Net Capital per Focus Report (Part IIA)	31,335	25,167
Net Capital per Audited Financial Statements	31,335	25,167